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                            February 16, 2021

       Michael W. Upchurch
       Executive Vice President and Chief Financial Officer
       Kansas City Southern
       427 West 12th Street
       Kansas City, Missouri 64105

                                                        Re: Kansas City
Southern
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed January 29,
2021
                                                            Form 8-K Filed
January 22, 2021
                                                            File No. 001-04717

       Dear Mr. Upchurch:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Properties
       Equipment Configuration, page 23

   1. We note that you disclose average age (in years) of owned and leased locomotives. For comparison purposes,
provide similar disclosure for freight cars, or indicate why that information is not
provided.
 Michael W. Upchurch
FirstName
Kansas CityLastNameMichael W. Upchurch
            Southern
Comapany16,
February   NameKansas
             2021     City Southern
February
Page 2 16, 2021 Page 2
FirstName LastName
Form 8-K Filed January 22, 2021

Exhibit 99.1
KCS Outlook, page 2

2. You disclose an operating ratio and free cash flow financial outlook for 2021 and 2022.
         Expand your disclosure to include a reconciliation for forecasted non-GAAP measures, to the extent available without unreasonable efforts, with the most directly comparable
         GAAP measures or disclose that such GAAP forecasts cannot be made without unreasonable efforts. Regarding free cash flow, present the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item
         100(a) of Regulation G and Item 10(e)(1)(i)(A) and (i)(B) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or
Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation